UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G/A


Under the Securities Exchange Act of 1934
(Amendment No.2)*



Aerosonic Corporation
(Name of Issuer)

Common Stock, $0.40 par value
(Title of Class of Securities)

008015307
(CUSIP Number)

12/31/07
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[  ] Rule 13d-1(d)

Check the following box if a fee is being paid with this statement [ ]. A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent there to reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








1.	NAME OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS.
	OF ABOVE PERSONS (ENTITIES ONLY)

	Brown Advisory Holdings Incorporated ("BAHI")

2. 	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) [ ]
	(b) [ ]

3. 	SEC USE ONLY

4. 	CITIZENSHIP OR PLACE OF ORGANIZATION

	BAHI is a Maryland Corporation.



			5 SOLE VOTING POWER		                    0 shares
NUMBER OF
SHARES
BENEFICIALLY		6 SHARED VOTING POWER	          	 	    0 shares
OWNED BY
EACH
REPORTING		7 SOLE DISPOSITIVE POWER			 1500 shares
PERSON WITH

			8 SHARED DISPOSITIVE POWER	               610466 shares


9. 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	611966 shares

10. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES [   ]

11. 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	17.1%

12. 	TYPE OF REPORTING PERSON

        BAHI - HC






Item 1(a). 	Name of Issuer:

Aerosonic Corporation


Item 1(b). 	Address of Issuer's Principal Executive Offices:

1212 North Hercules Avenue
Clearwater, FL 33765

Item 2(a). 	Name of Person Filing:

BCHI

Item 2(b).	Address of Principal Business Office:

901 South Bond Street, Suite 400
Baltimore, Maryland 21231

Item 2(c). 	Citizenship:

BCHI is a Maryland Corporation.

Item 2(d). 	Title of Class of Securities:

Common Stock, $0.40 Par Value Per Share, of Aerosonic Corporation

Item 2(e).	CUSIP Number: 008015307


Item 3. 	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
	check  whether the person filing is a:

(g) [x] 	A parent holding company or control person in accordance with section
	240.13d-1(b)(1)(ii)(G)


Item 4. 	Ownership:

(a) 	Amount of Beneficially Owned:				  611966 shares

(b) 	Percent of Class:	         				  17.1%

(c) 	Number of shares as to which such person has:
     (i)  Sole power to vote or to direct the vote:	               0 shares

    (ii)  Shared power to vote or to direct the vote: 	       	       0 shares

   (iii)  Sole power to dispose or to direct the disposition of:    1500 shares

    (iv)  Shared power to dispose or to direct the disposition of:610466 shares




Item 5. 	Ownership of Five Percent or Less of a Class.

	Not applicable


Item 6. 	Ownership of More than Five Percent on Behalf of Another Person.

	The securities as to which this Schedule is filed by BAHI, in its capacity
	as a parent holding company, are as follows: 610,466 shares, or 17.1% of the
	total shares outstanding of Aerosonic Corporation owned by clients of
	Brown Advisory Securities, LLC, a Broker-Dealer as defined in Section
	15 of the Act and an Investment Advisor registered under section 203 of the
	Investment Advisers Act of 1940; and 1,500 shares, or 0.0% of the total
	shares outstanding of Aerosonic Corporation, owned by clients of
	Brown Investment Advisory & Trust Company ("BIATC"), a Bank as defined
	in Section 3(a)(6) of the Act.  Those clients referenced herein have the right
	to receive, or the power to direct the receipt of, dividends from, or the
	proceeds from the sale of, such securities.


Item 7. 	Identification and Classification of the Subsidiary Which Acquired the
	Security Being Reported on by the Parent Holding Company or Control Person.

	This Schedule is being filed pursuant to Rule 13d-1(b)(1)(ii)(G). Refer to Exhibit A.


Item 8. 	Identification and Classification of Members of the Group.

	Not applicable


Item 9. 	Notice of Dissolution of Group.

	Not applicable


Item 10. 	Certification.

	By signing below I certify that to the best of my knowledge and belief, the
	securities referred to above were acquired in the ordinary course of business
	and were not acquired for the purpose of and do not have the effect of
	changing or influencing the control of the issuer of such securities and were
	not acquired in connection with or as a participant in any transaction having
	such purpose or effect.

	Signature:

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


	Date:		As of December 31, 2007

	Signature:	Brown Advisory Holdings Incorporated

	By: 		/S/ David M. Churchill

	Title:		Secretary & Treasurer


	Joint Filing Agreement
	----------------------------

	Each party signing below agrees that this statement is submitted as a joint
	filing on behalf of the undersigned.

	Date:		As of December 31, 2007

	Signature:	Brown Advisory Securities, LLC

        By: 		/S/ Patrick J. Ventura

	Title:		Assistant Secretary

	Date:		As of December 31, 2007

	Signature:	Brown Investment Advisory & Trust Company

	By: 		/S/ Patrick J. Ventura

	Title:		Assistant Secretary


Exhibit A

Pursuant to the instructions in Item 7 of this Schedule 13G, the identity and the Item 3 classification of the relevant subsidiary is: Brown
Advisory Securities, LLC, a Broker-Dealer as defined in Section 15 of the Act and an Investment Advisor registered under section 203 of the Investment Advisers Act of 1940 and BIATC, a Bank as defined in Section 3(a)(6) of the Act.